Exhibit 99.2

NiCE Launches Agentic AI Innovation that Turns Enterprise Interaction Data into
Ready-to-Deploy AI Agents

New data-driven innovation eliminates the execution gap to scale smarter AI agents faster and deliver measurable business impact

Hoboken, N.J., March 10, 2026 – NiCE (Nasdaq: NICE) today announced the launch of an agentic AI innovation that transforms enterprise interaction data into ready-to-deploy, performance-driven AI agents at scale. The solution was unveiled at Enterprise Connect, the leading conference and exhibition for enterprise communications and collaboration in North America.

As more organizations adopt AI-first customer experience strategies, many face a familiar challenge: pilots succeed, but production stalls. Insights sit in dashboards. Decisions remain manual. Time to value ranges from months to quarters, and with a data-driven approach, NiCE eliminates the execution gap to scale intelligent AI agents.

The capability analyzes structured and unstructured data across voice, chat, digital channels, workflows, and human interactions to identify where AI can deliver measurable impact across cost, revenue, customer and employee experience, and compliance. It then automatically builds and deploys the AI agents to execute against those opportunities under enterprise-grade governance guardrails.

What traditionally required specialist analyses, iterative testing, and extended validation cycles can now move from identified opportunity to live deployment in hours. Unlike analytics tools that stop at dashboards or AI agents deployed without deep enterprise intelligence, NiCE delivers something the market has not seen before: a closed-loop approach that identifies the highest-impact automation opportunities, quantifies projected ROI before deployment, and automatically generates production-ready NiCE AI Agents to execute against them.

Powered by billions of customer interactions processed annually across the CXone platform, NiCE’s new innovation continuously learns from top-performing human resolutions and measures live outcomes against projections — ensuring every deployed agent is optimized and accountable to business results.

The result is scalable, trusted AI agents orchestrated across the enterprise that deliver higher containment rates, reduce service costs, and accelerate time to measurable value.

“Enterprises don’t win by bolting AI point solutions onto their existing infrastructure,” said Jeff Comstock, President, CX Product & Technology. “They win with one AI-native digital front door that orchestrates every interaction end-to-end. NiCE strengthens that strategy by starting with real interaction data, quantifying the opportunity, and moving directly to production-ready AI agents. It helps organizations move quickly from AI experimentation to measurable outcomes at scale.”

“Organizations no longer want AI demos; they want provable results—and a unified platform can help get them there,” said Robin Gareiss, CEO and principal analyst, Metrigy. “In fact, Metrigy research shows that 82.4% of companies see value in a unified platform for CX and AI capabilities. By connecting enterprise data directly to deployment within a unified platform, NiCE’s closed-loop approach enables enterprises to scale AI with confidence.”

For more information about NiCE’s latest AI agent innovation, click here.

About NiCE
With NiCE (Nasdaq: NiCE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NiCE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NiCE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks or registered trademarks of NiCE Ltd. All other marks are trademarks of their respective owners. For a full list of NiCE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NiCE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.